UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Surge Components, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

868908104
(CUSIP Number)

Michael D. Tofias
25 Cambridge Drive
Short Hills, NJ 07078
(917) 699-6505
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but  shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. – 868908104

1  NAME OF REPORTING PERSON:

Michael D. Tofias

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)           /_/
(b)           /_/

3  SEC USE ONLY

4  SOURCE OF FUNDS  PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER	1,568,123

8 SHARED VOTING POWER	0

9 SOLE DISPOSITIVE POWER	1,568,123

10 SHARED DISPOSITIVE POWER	0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,568,123

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

15.68%

14  TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share, of Surge Components, Inc., a Nevada corporation whose principal executive offices are located at 95 East Jefryn Boulevard, Deer Park, NY  11729.

Item 2. Identity and Background

(a)           The reporting person is Michael D. Tofias.
(b)           The reporting person’s address is 25 Cambridge Drive, Short Hills, NJ  07078.
(c)           The reporting person is a self-employed investor.
(d)           During the last five years, the reporting person has not been convicted in a criminal proceeding.
(e)           During the last five years, the reporting person has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D.
(f)           The reporting person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source of all funds used in making purchases was the reporting person’s personal funds.

Item 4. Purpose of Transaction

The purpose of the acquisition is investment.  However, from time to time the reporting person intends to make recommendations to the issuer's management and/or board of directors with the goal of enhancing stockholder  value and the income-paying capacity of the Common Stock generally, through operational efficiencies, corporate finance strategies, cost containment, and corporate governance initiatives.  The reporting person may also recommend strategic initiatives, such as capital structure and balance sheet restructurings or a sale, merger, acquisition, or other transaction.  The reporting person may seek representation on the issuer’s board by the reporting person and/or other stockholders, the removal of anti-takeover mechanisms, the rescission of executives’ golden parachutes, changes in the issuer’s management and board of directors, and incorporation of the issuer in a different state.  The reporting person supports exploring the sale of some or all of the business to a strategic buyer that may benefit the company by reducing overlapping boards and management, if it results in creating and realizing value for stockholders.

Item 5. Interest in Securities of the Issuer

a) The reporting person believes that the number of shares of the issuer’s Common Stock, par value $0.001 per share, that are outstanding is 9,999,125 as of October 15, 2015, based on information previously provided in the issuer’s proxy materials related to its 2015 annual meeting of stockholders. As of January 4, 2016, the reporting person may have been deemed the beneficial owner of 1,568,123 shares of Common Stock, par value $0.001 per share, or approximately 15.68% of the total number of shares of Common Stock, par value $0.001 per share, outstanding.

b) The reporting person has sole power to vote and sole dispositive power for 1,568,123 shares, or approximately 15.68%, of the total number of shares of Common Stock, par value $0.001 per share, outstanding.

c) There have been no transactions in the class of securities reported on that were effected during the past sixty days.

d) Not Applicable

e) Not Applicable

Item 6.  Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

None

Item 7.  Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2016

Signature:  /s/ Michael D. Tofias
                    Michael D. Tofias